UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dominari Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

0088753043
(CUSIP Number)

Scott A. Mautner, Esq. Harrington Ocko & Monk, LLP 81 Main Street, Suite 215 White Plains, NY 10601 (914) 686-4800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 21, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 0088753043

1	NAME OF REPORTING PERSON Kyle Michael Wool
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,512 (1)
	8	SHARED VOTING POWER 1,448,908 (1)
	9	SOLE DISPOSITIVE POWER 34,512 (1)
	10	SHARED DISPOSITIVE POWER 1,448,908 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.75% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Of the 1,448,908 shares reported as beneficially owned with shared voting and dispositive power, 206,919 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu, Mr. Wool’s spouse. Of the 34,512 shares reported as beneficially owned with sole voting and dispositive power, 4,000 shares are held by Mr. Wool’s SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool’s Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative.
(2)	Calculated based on 5,345,312 shares of Common Stock of the Issuer outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

SCHEDULE 13D

CUSIP No. 0088753043

1	NAME OF REPORTING PERSON Soo Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,477 (1)
	8	SHARED VOTING POWER 1,448,908 (1)
	9	SOLE DISPOSITIVE POWER 1,477 (1)
	10	SHARED DISPOSITIVE POWER 1,448,908 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.13% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Of the 1,448,908 shares reported as beneficially owned with shared voting and dispositive power, 1,241,989 shares are beneficially owned directly by Ms. Yu and 206,919 shares are beneficially owned directly by Mr. Wool, Ms. Yu’s spouse. The 1,477 shares reported as beneficially owned with sole voting and dispositive power are held by Dongam, LLC, of which Ms. Yu is the sole member.
(2)	Calculated based on 5,345,312 shares of Common Stock of the Issuer outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

SCHEDULE 13D

CUSIP No. 0088753043

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed to amend the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission on December 28, 2022 by Kyle Michael Wool and Soo Yu, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2023 (“Amendment No. 1” and together with the Initial Schedule 13D, the “Schedule 13D”). This Amendment No. 2 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Paragraphs (a) and (c) of Item 2 of the Schedule 13D are hereby deleted in their entirety and replaced with the following:

(a) This statement on Schedule 13D is being filed jointly by Kyle Michael Wool and Soo Yu as individuals, each of whom is referred to herein, together, as the “Reporting Persons.” The Reporting Persons are husband and wife.

(b) Mr. Wool is President of the Issuer, Chief Executive Officer of Dominari Financial, Inc. (the Issuer’s financial subsidiary) and Chief Executive Officer of Dominari Securities LLC (the Issuer’s broker-dealer subsidiary) (“Dominari Securities”). Each of Mr. Wool and Ms. Yu also serve as a director on the board of directors of the Issuer. On April 3, 2023, Ms. Yu entered into an Employment Agreement with Dominari Securities, as amended by the Amendment to Employment Agreement, dated as of April 19, 2023 (the “Employment Agreement”), to serve, initially, as a special projects manager and a registered brokerage representative of Dominari Securities, and she was subsequently promoted to be the Chief Operating Officer of Dominari Securities.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

●	On December 21, 2023, Ms. Yu received an aggregate of 1,287,129 shares of Common Stock pursuant to the terms of the Employment Agreement and a Stock Grant Agreement, executed on December 21, 2023 and effective as of December 19, 2023, by and between the Issuer and Ms. Yu (the “Stock Grant Agreement”), which is attached hereto as Exhibit 1.03 and incorporated herein by reference. Of the 1,287,129 shares of Common Stock, 657,079 shares of Common Stock were concurrently withheld at the time of grant by the Issuer for tax withholding purposes.

●	Since Amendment No. 1 was filed on July 6, 2023 and through December 21, 2023, there was a net increase of (a) 636,419 shares of Common Stock over which the Reporting Persons share voting and dispositive power due to (i) the issuance of 630,050 shares of Common Stock (net of shares withheld for tax withholding purposes as described above) to Ms. Yu pursuant to the terms of the Employment Agreement and (ii) the purchase in open market transactions by Mr. Wool of an aggregate of 6,369 shares of Common Stock; and (b) 28,000 shares of Common Stock over Mr. Wool has sole voting and dispositive power due to (i) the purchase in open market transactions of an aggregate of 24,000 shares of Common Stock held by Mr. Wool’s Rollover IRA and (ii) the purchase in open market transactions of an aggregate of 4,000 shares of Common Stock held by Mr. Wool’s SEP-IRA.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

As of April 3, 2023, Ms. Yu served as a special projects manager and a registered brokerage representative for Dominari Securities, and she was subsequently promoted to become the Chief Operating Officer of Dominari Securities. Pursuant to the Employment Agreement, which is for a term of one year, Ms. Yu is entitled to receive a base salary of $150,000 per year and a 60% commission on the gross revenue she generates at Dominari Securities. In addition to her base salary and commissions, Ms. Yu is eligible to receive up to $7.8 million based on the assets under management or account value of accounts she opens at Dominari Securities. Upon Ms. Yu completing all required registrations and opening accounts for clients with assets under management or account value of at least $50 million, Ms. Yu will be entitled to a payment of $2.4 million. Upon Ms. Yu opening accounts for clients with assets under management or account value of at least $150 million (inclusive of prior account values), Ms. Yu will be entitled to a payment of $2.7 million. Upon Ms. Yu opening accounts for clients with assets under management or account value of at least $560 million (inclusive of prior account values), Ms. Yu will be entitled to a payment of $2.7 million. The foregoing description of the Employment Agreement is qualified in its entirety by reference to the text of the Employment Agreement, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 0088753043

The transaction giving rise to the filing of this Amendment No. 2 is the acquisition of 630,050 shares of Common Stock by Ms. Yu pursuant to the Employment Agreement and the Stock Grant Agreement.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

Item 5. Interest in Securities of the Issuer.

(a)-(b)  The Reporting Persons have shared voting and dispositive power over 1,448,908 shares of Common Stock of the Issuer as a result of their status as husband and wife. Of the 1,448,908 shares of Common Stock that the Reporting Persons have shared voting and dispositive power over, 206,919 shares are beneficially owned directly by Mr. Wool and 1,241,989 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 34,512 shares of Common Stock, which he holds indirectly as follows: 4,000 shares are held by Mr. Wool’s SEP-IRA, over which Mr. Wool has sole control; 24,000 shares are held by Mr. Wool’s Rollover IRA, over which Mr. Wool has sole control; 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member. Accordingly, on an individual basis, Mr. Wool and Ms. Yu beneficially own 27.75% and 27.13%, respectively, of the outstanding Common Stock of the Issuer based on 5,345,312 shares of Common Stock of the Issuer outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

(c) During the past sixty (60) days, an aggregate of 7,000 shares of Common Stock were purchased in open market transactions, which are beneficially owned indirectly by Mr. Wool as follows:

Date of Purchase	Number of Shares	Price Per Share	Nature of Indirect Ownership
11/20/2023	2,000	$2.0517	By Mr. Wool’s Rollover IRA
11/27/2023	1,000	$2.1999	By Mr. Wool’s Rollover IRA
12/12/2023	2,000	$2.0183	By Mr. Wool’s SEP-IRA
12/12/2023	2,000	$2.0428	By Mr. Wool’s SEP-IRA
12/26/2023	5,000	$2.5993	By Mr. Wool’s SEP-IRA

On December 21, 2023, Ms. Yu received an aggregate of 1,287,129 shares of Common Stock pursuant to the terms of the Employment Agreement and the Stock Grant Agreement. Of the 1,287,129 shares of Common Stock, 657,079 shares of Common Stock were concurrently withheld at the time of grant by the Issuer for tax withholding purposes.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment No. 2, is hereby incorporated herein by this reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.01	Employment Agreement, made and entered into as of April 3, 2023, by and between Dominari Securities LLC and Soo Yu incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-05576) filed on May 11, 2023.
Exhibit 1.02	Amendment to Employment Agreement, made and entered into as of April 19, 2023, by and between Dominari Securities LLC and Soo Yu incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-05576) filed on May 11, 2023.
Exhibit 1.03	Stock Grant Agreement, executed on December 21, 2023 and effective as of December 19, 2023, by and between Dominari Holdings Inc. and Soo Yu.
Exhibit 1.04	Joint Filing Agreement, dated as of December 28, 2023, between the Reporting Persons.

SCHEDULE 13D

CUSIP No. 0088753043

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2023

/s/ Kyle Wool
Kyle Wool

/s/ Soo Yu
Soo Yu